SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

Enstar Group Limited
(Name of Issuer)
Ordinary Shares, par value $1.00 per share
(Title of Class of Securities)
G3075P101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3075P101	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS
	Paul J. O’Shea

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ireland

	5	SOLE VOTING POWER

NUMBER OF		633,073

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		633,073

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	633,073

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.7% (based on 13,567,087 ordinary shares outstanding as of December 31, 2009, as provided by the issuer)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G3075P101	13G	Page	3	of	6	Pages

Item 1(a).	Name of Issuer:
     Enstar Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:
     P.O. Box HM 2267
     Windsor Place, 3rd Floor
     18 Queen Street
     Hamilton, Bermuda HM JX

Item 2(a).	Name of Person Filing:
     Paul J. O’Shea

Item 2(b).	Address of Principal Business Office or, if none, Residence:
     P.O. Box HM 2267
     Windsor Place, 3rd Floor
     18 Queen Street
     Hamilton, Bermuda HM JX

Item 2(c).	Citizenship:
     Ireland

Item 2(d).	Title of Class of Securities:
     Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)

Item 2(e).	CUSIP Number:
     G3075P101

CUSIP No.	G3075P101	13G	Page	4	of	6	Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:
(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act of 1934 (the “Exchange Act”);

(b) ☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Rule 13d-(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a)	Amount Beneficially Owned:

Paul J. O’Shea beneficially owns 633,073 Ordinary Shares. This amount includes: (i) 24,298 shares owned directly and (ii) 608,775 shares owned indirectly through the Elbow Trust, of which R&H Trust Co. (BVI) Limited is trustee and Mr. O’Shea and his immediate family are the sole beneficiaries.

(b)	Percent of Class:

4.7% (based on 13,567,087 ordinary shares outstanding as of December 31, 2009, as provided by the issuer)

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 633,073

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 633,073

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No.	G3075P101	13G	Page	5	of	6	Pages

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Beneficiaries of the Elbow Trust (Mr. O’Shea and his immediate family) have the right to receive dividends from, or the proceeds from the sale of, 608,775 shares held by the Elbow Trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable.

Item 8.	Identification and Classification of Members of a Group.
     Not applicable.

Item 9.	Notice of Dissolution of Group.
     Not applicable.

Item 10.	Certification.
     Not applicable.

CUSIP No.	G3075P101	13G	Page	6	of	6	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Paul J. O’Shea
Dated: February 5, 2010	Paul J. O’Shea